UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 000-51469

BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Issuance of Convertible Notes by Qiyi.com, Inc.

Qiyi.com, Inc. (“Qiyi”), a majority-owned subsidiary of Baidu, Inc. (the “Company”), has recently completed the issuance of certain convertible notes to a group of investors for an aggregate investment amount of US$1.53 billion (the “Note Issuance”). The Company invested US$300 million in Qiyi as part of the Note Issuance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.

By	:	/s/ Jennifer Xinzhe Li
Name	:	Jennifer Xinzhe Li
Title	:	Chief Financial Officer

Date: February 21, 2017